Exhibit 99

AGREEMENT TO FURNISH DEBT INSTRUMENTS

Pursuant to Instruction 3(b)(4)(iii) to Item 601 of Regulation S-K, the Company has not included as an Exhibit any instrument with respect to long-term debt if the total amount of debt authorized by such instrument does not exceed 10% of the consolidated assets of the Company and its subsidiaries.  The Company agrees, pursuant to this Instruction, to furnish a copy of any such instrument to the Securities and Exchange Commission upon request of the Commission.

Metro Bancorp, Inc.

/s/ Mark A. Zody
Mark A. Zody,
Chief Financial Officer
Dated: March 16, 2011